Exhibit 12

Calculation of Ratio of Earnings to Fixed Charges

Northern Oil and Gas, Inc.

	Year Ended December 31,
	2008		2009		2010		2011		2012

Earnings Before Income Taxes	$1,594,340		$4,264,952		$11,336,300		$67,446,792		$115,286,396
Add:
Fixed Charges	32,106		1,169,435		655,116		1,006,306		19,819,598
Subtract:
Capitalized Interest	-		624,717		59,711		405,984		5,929,473

Total Earnings Before Fixed Charges	1,626,446		4,809,670		11,931,705		68,047,114		141,035,466

Fixed Charges
Interest Expense	28,976		535,094		583,376		585,982		13,874,909
Capitalized Interest	-		624,717		59,711		405,984		5,929,473
Estimated Interest Component of Rent	3,130		9,624		12,029		14,340		15,216

Total Fixed Charges	32,106		1,169,435		655,116		1,006,306		19,819,598

Ratio of Earnings to Fixed Charges(1)	50.7	x	4.1	x	18.2	x	67.6	x	7.1	x

(1)
The Company had no preferred stock outstanding for any period presented, and accordingly, the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.